UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52507 /September 26, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12006

_____

In the Matter of   :
                                                              :
DIVEDEPOT.COM, INC., GS TELECOM   :   ORDER MAKING FINDINGS AND
LTD., ROCKY MOUNTAIN FINANCIAL :   REVOKING REGISTRATIONS
ENTERPRISES, INC., STUDIO CITY   :   PURSUANT TO SECTION 12(j) OF THE
HOLDING CORP., AND US DATA   :   SECURITIES EXCHANGE ACT OF 1934
AUTHORITY, INC.   :

_____

Background

        The Securities and Exchange Commission (Commission) instituted this proceeding on August 5, 2005. The Order Instituting Proceedings (OIP) alleges that all Respondents are delinquent in their periodic filings with the Commission. The Commission's files show that all Respondents were served with the OIP and that no Respondent had filed an Answer as of the date this Order was issued.

        On or about August 24 and August 31, 2005, the Division of Enforcement's (Division) filed motions for, among other things, entry of orders of default, and alternatively, leave to file motions for summary disposition against all Respondents except Studio City Holding Corp. No Respondent filed in opposition to the motions.

        Respondents were represented at a prehearing conference on September 8, 2005, at which I stated that I would grant the Division's motion for default as to those Respondents who had not entered a consent agreement with the Division by September 22, 2005. As of the date this Order was issued, no Respondent had filed a consent agreement with the Division.

        On September 9, 2005, the Commission accepted Studio City Holding Corp.'s offer of settlement and entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Studio City Holding Corp. Divedepot.com, Inc., Exchange Act Release No. 52400.

Findings of Fact

Each Respondent was served with the OIP; each Respondent failed to file an Answer within the time specified and each Respondent failed to file in opposition to dispositive motions filed by the Division. Accordingly, I find that all Respondents, except Studio City Holding Corp., are in default and that the allegations in the OIP are true as to those Respondents. 17 C.F.R. §§ 201.155(a), .220(f); OIP at 3.

RESPONDENTS

Divedepot.com, Inc. (Central Index Key (CIK) No. 1101715), is a Florida corporation located in Longwood, Florida, with a class of equity securities registered with the Commission since December 27, 1999, pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act). Michael A. Littman (Littman), a Colorado attorney, was the company's original incorporator and registered agent. Divedepot.com, Inc., is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ended September 30, 2000. This last filing reported a net loss of $552,935 for the nine months ended September 30, 2000, and net losses and negative cash flow from operations since the company's inception. The company has an inactive status with the Florida Secretary of State. Divedepot.com, Inc., was assigned a stock symbol (DIVD), but does not currently trade on the over-the-counter markets.

GS Telecom Ltd. (CIK No. 754435) is a Colorado shell corporation located in London, United Kingdom, with a class of equity securities registered with the Commission since October 3, 1984, pursuant to Section 12(g) of the Exchange Act. Littman was Assistant Secretary of the company as of January 20, 1998. The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ended March 31, 2001, and that filing reported a net loss of $4.8 million for the quarter. The company was dissolved by the Colorado Secretary of State on October 1, 2000. GS Telcom Ltd.'s stock (symbol GARD) is quoted on the Pink Sheets.

Rocky Mountain Financial Enterprises, Inc. (CIK No. 927131), is a Colorado shell corporation located in Morrison, Colorado, with a class of equity securities registered with the Commission since March 3, 1999, pursuant to Section 12(g) of the Exchange Act. Littman is the registered agent for the company. Rocky Mountain Financial Enterprises, Inc., is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ended September 30, 2001, and that filing reported that the company had no active business operations and its debts exceeded its assets by over $10 million. The company's stock (symbol RMFE) is traded on the over-the-counter markets.

US Data Authority, Inc. (CIK No. 1022962), is a Florida corporation located in Coral Gables, Florida, with a class of equity securities registered with the Commission since November 23, 1999, pursuant to Section 12(g) of the Exchange Act. Littman was counsel for US Data Authority, Inc. The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ended March 31, 2003, and it has had an inactive status with the Florida Secretary of State. The company's last Form 10-QSB, for the period ended March 31, 2003, reported a $26 million net loss since the company's inception. The company's stock (symbol USDA) is quoted on the Pink Sheets.

DELINQUENT PERIODIC FILINGS

Littman was affiliated with all of the Respondents, and all of the Respondents are delinquent in their periodic filing with the Commission. (See Appendix 1). Respondents have repeatedly failed to meet their obligations to file timely periodic reports. Respondents have failed, in whole or in part, to heed delinquency letters sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Conclusions of Law

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file annual reports (Forms 10-K or 10-KSB) and quarterly reports (Forms 10-Q or 10-QSB). Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of securities, if the Commission finds that the issuer of such security has failed to comply with a provision of the Exchange Act or a rule or regulation thereunder.

Based on these facts, I find it necessary and appropriate to revoke the registrations of each class of securities of Divedepot.com, Inc.; GS Telecom Ltd.; Rocky Mountain Financial Enterprises, Inc.; and US Data Authority, Inc.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registrations of each class of securities of Divedepot.com, Inc.; GS Telecom Ltd.; Rocky Mountain Financial Enterprises, Inc.; US Data Authority, Inc., be, and hereby are, revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge